As filed with the Securities and Exchange Commission on July 6, 2012

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

UNICHARM CORPORATION

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Shares of Common Stock of Unicharm Corporation	100,000,000 American Depositary Shares	$5.00	$5,000,000	$573.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 16, 17 and 19

securities

(iii)  The collection and distribution of dividends

Articles number 4, 13, 14, 15, 16 and

19

(iv)  The transmission of notices, reports and proxy

Articles number 12, 16, 17 and 19

soliciting material

(v)  The sale or exercise of rights

Articles number 14, 15, 16 and 19

(vi)  The deposit or sale of securities resulting from

Articles number 3, 14, 16, 17,

dividends, splits or plans of reorganization

18, and 19

(vii)  Amendment, extension or termination of the

Articles number 21 and 22

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 12

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 9 and

withdraw the underlying securities

25

(x)  Limitation upon the liability of the depositary

Articles number 15, 19, 20 and 22

3.  Fees and Charges

Articles number 8 and 9

Item – 2.

Available Information

Public reports furnished by issuer

Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2012, among Unicharm Corporation, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 6, 2012.

Legal entity created by the agreement for the issuance of American Depositary Shares for Shares of Common Stock of Unicharm Corporation

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name:  Vincent J. Cahill, Jr.

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, UNICHARM CORPORATION has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on July 6, 2012.

UNICHARM CORPORATION

By:   /s/ Takahisa Takahara

Name:   Takahisa Takahara

Title:     President Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 6, 2012.

________________________________	/s/ Takahisa Takahara
Keiichiro Takahara	Takahisa Takahara
Director	Representative Director
Founder	(President Chief Executive Officer)

/s/ Gumpei Futagami	________________________________
Gumpei Futagami	Kennosuke Nakano
Director	Director
Vice President and Managing Executive Officer	Managing Executive Officer

________________________________	/s/ Shinji Mori
Eiji Ishikawa	Shinji Mori
Director	Director
Managing Executive Officer	Managing Executive Officer

/s/ Yoshiro Ando	/s/ Masakatsu Takai
Yoshiro Ando	Masakatsu Takai
Director	Director
Managing Executive Officer	Senior Executive Officer

/s/ Yasushi Akita
Yasushi Akita
Executive Officer General Manager
(Principal Financial Officer)
(Principal Accounting Officer)

AUTHORIZED U.S. REPRESENTATIVE

THE BANK OF NEW YORK MELLON
as Authorized U.S. Representative

By	/s/ Vincent J. Cahill, Jr.
Name: Vincent J. Cahill, Jr.
Title: Managing Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2012, among Unicharm Corporation, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.